Automated Coffee Shop, Inc



ANNUAL REPORT

W237N2878 Woodgate Road

Pewaukee, WI 53072

0

www.GetOctaneCoffee.com

This Annual Report is dated October 15, 2025.

BUSINESS

Octane Coffee (or the "Company") is a technology-driven company that has developed the world's first fully automated coffee drive-thru, providing the world's fastest drive-thru experience. The company's business model is centered on selling premium coffee through an innovative, contactless, and highly efficient drive-thru system that operates 24/7/365. Octane Coffee uses robotic automation to prepare drinks and a mobile app to streamline ordering, payment, and location tracking, minimizing customer wait times to as little as ten seconds. Its automated kiosks require minimal labor and have a significantly lower cost to build compared to traditional coffee shops, making them highly scalable. The Company plans on filing provisional patents to protect their technology when available capital allows. We design, build & operate fully automated cafes.

Previous Offerings

Name: Series Seed 1-5
Type of security sold: Equity
Final amount sold: $3,766,642.18
Number of Securities Sold: 10,663,539
Use of proceeds: R&D, Operations and Marketing at Prototype Kiosk, Build and Launch of Second Location, Software Development for Robotic Cafe Controls and Operations Management System
Date: December 31, 2024
Offering exemption relied upon: 506(b)

Name: Pre-seed round
Type of security sold: Safe Note
Final amount sold: 78,573
Number of Securities Sold: 591,664
Use of proceeds: R&D
Date: 3/19/2021
Offering exemption relied upon: Reg CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Circumstances which led to the performance of financial statements:

Revenue
Revenue for fiscal year 2022 was $0 compared to $29,890 in fiscal year 2023. We launched a prototype for the public in 2023, which led to a regular customer base.

Cost of sales
Cost of Sales for fiscal year 2022 was $3,335.78 compared to $16,983 in fiscal year 2023. Our Cost of Sales includes our product testing. For example, we might run 31 coffees and test temperature & production speed to prove a modification works well. In 22, we began significant testing of the actual product. Testing results in a very high cost of sales. As we grow, we will add accounting systems to better separate Cost of Sales and R&D costs.

Gross margins
Gross margins for fiscal year 2022 were $-3335.78 compared to $12,927.04 in fiscal year 2023. Gross margins happened because we opened the prototype location

Expenses
Expenses for fiscal year 2022 were $145,603 compared to $282,782 in fiscal year 2023. Expenses increased dramatically in 2023 with the addition of staff, research and development, and the opening of a test location in preparation for scaling the organization.

Liquidity and Capital Resources

At December 31, 2024, the Company had cash of $0.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Wisconsin Bank & Trust

Amount Owed: $8,430.71

Interest Rate: 4.25%

Maturity Date: April 12, 2025

Personal Guarantee

Creditor: Adrian Michael Deasy

Amount Owed: $50,000.00

Interest Rate: 9.1%

Interest Only Loan

Creditor: Charles Robert Kubiak

Amount Owed: $50,000.00

Interest Rate: 9.1%

Interest Only Loan

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Adrian Michael Deasy

Adrian Michael Deasy's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder, CEO, and Board Member of Octane Coffee

Dates of Service: November, 2018 - Present

Responsibilities: Leading the engineering, business, and real estate teams, fundraising

Name: David John Raschke

David John Raschke's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: VP of Engineering

Dates of Service: June, 2023 - Present

Responsibilities: David leads the Engineering team at Octane.

Other business experience in the past three years:

Employer: IAS (now Viking Masek Robotics & Automation)

Title: VP of Engineering

Dates of Service: June, 2017 - February, 2023

Responsibilities: Led various engineering projects and teams focused on building custom automation solutions for manufacturing environments

Name: Charles Robert Kubiak

Charles Robert Kubiak's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: COO and Principal Accounting Officer

Dates of Service: May, 2023 - Present

Responsibilities: Leading the Marketing, Accounting, and Operations Teams. Successful Founder with two prior tech exits

Name: Devin Michael Wingate

Devin Michael Wingate's current primary role is with Patriot Development Group. Devin Michael Wingate currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: May, 2024 - Present

Responsibilities: Board Member

Other business experience in the past three years:

Employer: Patriot Development Group

Title: Vice President

Dates of Service: May, 2024 - Present

Responsibilities: Land Developer

Other business experience in the past three years:

Employer: Wingate Custom Homes

Title: Vice President

Dates of Service: May, 2020 - January, 2024

Responsibilities: Social Media Marketing, Sales, and Land Development

Name: Justin W. Strickland

Justin W. Strickland's current primary role is with Accelerated Brands (formerly Strickland Brothers 10 Minute Oil Change). Justin W. Strickland currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: June, 2021 - Present

Responsibilities: Board Member

Other business experience in the past three years:

Employer: Accelerated Brands (formerly Strickland Brothers 10 Minute Oil Change)

Title: CEO and Founder

Dates of Service: December, 2016 - Present

Responsibilities: CEO and Founder

Other business experience in the past three years:

Employer: Impact Brands

Title: Co-Founder & Managing Partner

Dates of Service: September, 2020 - Present

Responsibilities: Co-Founder & Managing Partner

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2024, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Adrian Michael Deasy

Amount and nature of Beneficial ownership: 7,500,000

Percent of class: 36.65

RELATED PARTY TRANSACTIONS

Name of Entity: Adrian Michael Deasy

Relationship to Company: Director

Nature / amount of interest in the transaction: Creditor: Adrian Michael Deasy Amount Owed: $50,000 Interest Rate: 9.1%

Material Terms: Interest Only Loan

Name of Entity: Charles Robert Kubiak

Relationship to Company: Director

Nature / amount of interest in the transaction: Creditor: Charles Robert Kubiak Amount Owed: $50,000 Interest Rate: 9.1%

Material Terms: Interest Only Loan

OUR SECURITIES

The company has authorized Common Stock, Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, Series Seed-4 Preferred Stock, and Series Seed-5 Preferred Stock.

Common Stock

The amount of security authorized is 24,164,816 with a total of 9,800,000 outstanding.

Voting Rights

One Vote Per Share.

Material Rights

The amount outstanding does not include 2,235,091 shares to be issued pursuant to options issued.

The amount outstanding does not include 823,268 shares reserved for issuance.

Dividend Rights:

The Corporation shall declare all dividends pro rata on the Common

Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common

Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be

treated as holding the greatest whole number of shares of Common Stock then issuable upon

conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

Restrictions on Dividends: As long as at least 25% of the initially issued Preferred Stock remains outstanding, the Corporation cannot declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock without the written consent or affirmative vote of the Requisite Holders (holders of at least a majority of outstanding Preferred Stock, voting as a single class on an as-converted basis).

Series Seed-1 Preferred Stock

The amount of security authorized is 4,699,251 with a total of 4,111,833 outstanding.

Voting Rights

On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Material Rights

Liquidation Preferences: Holders of Preferred Stock receive liquidation preferences over the Common Stock. Please see exhibit F for additional information.

Original issue price of Preferred:

Series Seed-1 Preferred Stock: $0.639

Series Seed-2 Preferred Stock: $0.1928 per share

Series Seed-3 Preferred Stock: $0.2125 per share

Series Seed-4 Preferred Stock: $2.12 per share

Series Seed-5 Preferred Stock: $2.12 per share

Preferred Stock Protective Provisions: Holders of Preferred Stock protective provisions. Please see exhibit F for additional information.

Preferred Stock Conversion Rights: Holders of Preferred Stock conversion rights. Please see exhibit F for additional information.

Dividend Rights:

The Corporation shall declare all dividends pro rata on the Common

Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common

Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be

treated as holding the greatest whole number of shares of Common Stock then issuable upon

conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

Restrictions on Dividends:As long as at least 25% of the initially issued Preferred Stock remains outstanding, the Corporation cannot declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock without the written consent or affirmative vote of the Requisite Holders (holders of at least a majority of outstanding Preferred Stock, voting as a single class on an as-converted basis).

Series Seed-2 Preferred Stock

The amount of security authorized is 3,095,429 with a total of 3,095,429 outstanding.

Voting Rights

See Series Seed-1 Preferred Stock voting rights.

Material Rights

See Series Seed-1 Preferred Stock material rights.

Series Seed-3 Preferred Stock

The amount of security authorized is 2,002,940 with a total of 2,002,940 outstanding.

Voting Rights

See Series Seed-1 Preferred Stock voting rights.

Material Rights

See Series Seed-1 Preferred Stock material rights.

Series Seed-4 Preferred Stock

The amount of security authorized is 395,331 with a total of 395,331 outstanding.

Voting Rights

See Series Seed-1 Preferred Stock voting rights.

Material Rights

See Series Seed-1 Preferred Stock material rights.

Series Seed-5 Preferred Stock

The amount of security authorized is 470,588 with a total of 470,588 outstanding.

Voting Rights

See Series Seed-1 Preferred Stock voting rights.

Material Rights

See Series Seed-1 Preferred Stock material rights.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. Some early-stage companies may lack professional guidance Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment. If the Company cannot raise sufficient funds it will not succeed The Company is offering a Simple Agreement for Future Equity in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. We may never have an operational product or service It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share. Some of our products are still in the prototype phase and might never be operational products Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Simple Agreement for Future Equity we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Automated Coffee Shop, Inc. dba Octane Coffee was formed on 11/13/2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. AAutomated Coffee Shop, Inc. dba Octane Coffee has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We are an early stage company operating in a new and highly competitive industry The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future. Intense Market Competition The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. Uncertain Regulatory Landscape Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. The Crowdfunding SAFE Notes have no rights to vote until the date of maturity. The Crowdfunding SAFE Notes have no voting rights. If the Crowdfunding SAFE notes convert into their underlying security, you will hold the securities as a minority holder. This means you are trusting in management's discretion and you will have no say in the day-to-day operation of the Company..

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on October 15, 2025.

Automated Coffee Shop, Inc

By /s/ *Charles Robert Kubiak*

      Name: <u>Automated Coffee Shop, Inc</u>

      Title: COO and principal accounting officer

Exhibit A

FINANCIAL STATEMENTS

Statement of Cash Flows

Automated Coffee Shop, Inc
January 1-October 14, 2022

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-113,795.36
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Net cash provided by operating activities	**-$113,795.36**
INVESTING ACTIVITIES	
Fixed Assets:Café 01 Equipment	-15,652.47
Fixed Assets:Café 01 Equipment:Architecture Fees K1	-14,097.50
Fixed Assets:Café 01 Equipment:Fixtures Café	-11,059.20
Leaseholds Improvement:Cafe 01 Leasehold Improvement	-2,045.00
Octane Coffee App	-29,832.00
Net cash provided by investing activities	**-$72,686.17**
FINANCING ACTIVITIES	
Long Term Liabilities:WBT Equipment Loan	-9,909.80
Owner's Investment:Equity - Lancaster Investments	150,000.00
Net cash provided by financing activities	**$140,090.20**
NET CASH INCREASE FOR PERIOD	**-$46,391.33**
Cash at beginning of period	**$208,106.27**
CASH AT END OF PERIOD	**$161,714.94**

I, Adrian Deasy (Print Name), the CEO of Automated Coffee Shop, Inc, hereby certify that the financial statements of Automated Coffee Shop, Inc, and notes thereto for the periods ending Dec 31st 2022 (first Fiscal Year End of Review) and Dec 31st, 2023 (second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2023 the amounts reported on our tax returns were total income of $29,532; taxable income of $-221,522 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the __10/11/25__ (Date of Execution).

_____ (Signature)

__Founder & CEO__ (Title)

__10/11/25__ (Date)

Profit and Loss

Automated Coffee Shop, Inc

January 1-October 14, 2022

DISTRIBUTION ACCOUNT	TOTAL
Income	
Cost of Goods Sold	
Cost of Goods Sold	3,296.92
Total for Cost of Goods Sold	**$3,296.92**
Gross Profit	**-$3,296.92**
Expenses	
Advertising & Marketing	2,294.34
Bank Charges & Fees	40.76
Insurance	701.41
Internet	784.91
Meals & Entertainment	123.42
Office Supplies	60.74
Other Business Expenses	$16.70
Shop Expenses	
Shop Equipment	300.00
Utilities	1,869.47
Total for Shop Expenses	**$2,169.47**
Total for Other Business Expenses	**$2,186.17**
Outside Services	
Legal & Professional Services	$8,519.07
Engineering of Hardware & Controls	83,625.00
Total for Legal & Professional Services	**$92,144.07**
Total for Outside Services	**$92,144.07**
Permits, Licenses , Inspection, Misc. Tax	2,743.00
Rent & Lease	8,550.00
Server Expenses	
Google Cloud	400.62
Total for Server Expenses	**$400.62**
Software subscriptions	469.00
Total for Expenses	**$110,498.44**
Net Operating Income	**-$113,795.36**
Other Income	
Other Expenses	
Net Other Income	
Net Income	**-$113,795.36**

Balance Sheet

Automated Coffee Shop, Inc
As of December 31, 2022

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
WBT Business Checking	142,592.47
Total for Bank Accounts	**$142,592.47**
Accounts Receivable	
Other Current Assets	
Other Current Assets	
Security Deposits Paid	6,000.00
Total for Other Current Assets	**$6,000.00**
Total for Other Current Assets	**$6,000.00**
Total for Current Assets	**$148,592.47**
Fixed Assets	
Fixed Assets	
Café 01 Equipment	$172,186.54
Accumulated Depreciation	-137,784.00
Architecture Fees K1	18,689.31
Fixtures Café	11,059.20
Total for Café 01 Equipment	**$64,151.05**
Total for Fixed Assets	**$64,151.05**
Leaseholds Improvement	
Cafe 01 Leasehold Improvement	41,884.83
Total for Leaseholds Improvement	**$41,884.83**
Octane Coffee App	110,563.42
Shop Equipment	$4,800.00
Computers	5,000.00
Total for Shop Equipment	**$9,800.00**
Total for Fixed Assets	**$226,399.30**
Other Assets	
Total for Assets	**$374,991.77**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Credit Cards	
Other Current Liabilities	
Total for Current Liabilities	

Balance Sheet

Automated Coffee Shop, Inc
As of December 31, 2022

DISTRIBUTION ACCOUNT	TOTAL
Long-term Liabilities	
Long Term Liabilities	
WBT Equipment Loan	33,578.72
Total for Long Term Liabilities	**$33,578.72**
Total for Long-term Liabilities	**$33,578.72**
Total for Liabilities	**$33,578.72**
Equity	
Opening Balance Equity	0.00
Owner's Investment	$0.00
Additional Paid-In Capital	37,059.76
Equity - Dan Voell	65,000.00
Equity - Eric Resch	37,500.00
Equity - Kubiak Holdings LLC	25,000.00
Equity - Lancaster Investments	250,000.00
Equity - Tundra Angels	$170,000.00
Octane Coffee Dec 2022	65,000.00
Total for Equity - Tundra Angels	**$235,000.00**
Equity - WeFunder	72,680.03
Total for Owner's Investment	**$722,239.79**
Retained Earnings	-165,067.18
Net Income	-215,759.56
Total for Equity	**$341,413.05**
Total for Liabilities and Equity	**$374,991.77**

Automated Coffee Shop, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Automated Coffee Shop, Inc. ("the Company") was formed as a Delaware Company on November 13, 2018. The Company plans to earn revenue as a fully automated Café, leveraging its Robotics, the Octane Management System (Platform as a Service) and of course Coffee & related drinks. The company is headquartered in Pewaukee, Wisconsin. The Company intends to expand nationally as Octane Coffee, a fully automated Café. The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses for the past three (3) years and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $648,667 and $46,149 in cash and cash equivalents as of December 31, 2024 and December 31, 2023, respectively.

Inventory

Inventory consisted primarily of raw materials. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. The Company's inventory cost was $31,500 and $16,068 as of December 31, 2024 and December 31, 2023, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used,

Automated Coffee Shop, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	2024	2023
Construction in Progress	-	257,960	4,640
Equipment	3-10	615,794	455,152
Leasehold Improvements	3-10	111,128	111,128
Less Accumulated Depreciation		(349,730)	(270,499)
Totals		**635,153**	**300,422**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling coffee beverages and food as a fully automated Café, leveraging its Robotics. The Company also has plans to generate revenues from franchise sales. The Company's payments are generally collected at the time of service or initiation of services. The Company's primary performance obligation is the satisfactory service and quick delivery of goods to customers. Revenue is recognized at the time of sale.

General and Administrative

General and administrative expenses consist of various operational costs essential for business management and administration primarily consisting of rent for facilities, insurance, office expenses, licenses and fees,utilities, travel including air travel and lodging and other miscellaneous expenses.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

Payroll Expense

Payroll expense consists of payroll and related expenses for employees and independent contractors.

Automated Coffee Shop, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

Professional Fees

Professional fees are expenses incurred for various professional services essential for business operations. These include fees for engineering, product design, finance, accounting, legal services, as well as management consulting and strategy.

Research and Development

The Company engages in ongoing research and development to improve beverage formulations, roasting profiles, packaging, store equipment, and automation technologies (including robotics and proprietary software used in café operations and production). In accordance with ASC 730, R&D costs are expensed as incurred and presented within Operating expenses. Materials, prototype equipment, pilot runs, testing, quality trials, barista workflow studies, and third-party development services are included in R&D expenses.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

Significant Components of Deferred Tax Assets and Liabilities
As of December 31, 2024 and December 31, 2023, significant components of the Company's deferred tax assets and liabilities were as follows:

Significant Components of Deferred Tax Assets and Liabilities

	2024	2023
Net Operating Loss Carryforwards	-	179,865
Accrued Expenses	-	-
Depreciation (difference in methods/timing)	-	-
Other Temporary Differences	-	-
Gross Deferred Tax Asset	**-**	**179,865**
Less: Valuation Allowance	-	(179,865)
Net Deferred Tax Asset (Liability)	**-**	**-**

The Company has recorded a full valuation allowance against its deferred tax assets due to cumulative operating losses and absence of objectively verifiable evidence that the assets will be realized.

Net Operating Loss Carryforwards
As of December 31, 2024 and December 31, 2023, the Company had federal and state net operating loss carryforwards of approximately $603,575. Federal NOLs arising after December 31, 2017, generally do not expire but are subject to an 80% taxable income limitation. Utilization of these losses may be subject to annual limitations under Section 382 of the Internal Revenue Code.

Components of Income Tax Expense (Benefit)

During 2024 and 2023, the Company paid no income taxes to federal or state jurisdictions.

Automated Coffee Shop, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

Component	2024	2023
Current tax expense	-	-
Deferred tax expense (benefit)	-	179,865
Valuation Allowance	-	(179,865)
Net Deferred Tax Asset (Liability)	**-**	**-**

Income Taxes Paid

	2024	2023
Federal	-	-
State	-	-
Foreign	-	-
Net Deferred Tax Asset (Liability)	**-**	**-**

Rate Reconciliation

The reconciliation of the U.S. federal statutory tax rate to the Company's effective tax rate is as follows:

	2024		2023	
	Amount ($)	% of Pretax Income (Loss)	Amount ($)	% of Pretax Income (Loss)
Income tax benefit at U.S. Statutory Rate (21%)	(221,239)	21.00%	(78,024)	21.00%
State taxes, net of federal benefit	-	0.00%	-	0.00%
Permanent differences	-	0.00%	-	0.00%
Change in Valuation Allowance	-	0.00%	-	0.00%
Other	-	0.00%	-	0.00%
Total Income Tax Expense (benefit)	**(221,239)**	**21.00%**	**(78,024)**	**21.00%**

Explanation of Significant Reconciling Items:
The Company's income tax benefit at the federal statutory rate is offset by a corresponding increase in the valuation allowance. Management determined that, due to continuing losses and lack of objectively verifiable positive evidence, the deferred tax asset is not realizable.

Unrecognized Tax Benefits:
The Company had no material uncertain tax positions as of December 31, 2024 and December 31, 2023. Income tax returns for years ending 2022 through 2026 remain open to examination by federal and state tax authorities.

Automated Coffee Shop, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

Key highlights for ASU 2023-09 compliance:
Expanded rate reconciliation in both dollar and percent format with standardized line items.

Tabular disclosure of income taxes paid by jurisdiction.

Enhanced explanations for valuation allowances and material reconciling items.

Continuing all traditional ASC 740 requirements for components of deferred taxes, NOLs, and uncertain tax positions.

The Company has not yet filed its federal and state income tax returns for the year ended December 31, 2024. The amounts presented for income taxes, including deferred tax assets and liabilities, are based on management's estimates as of year-end and are subject to change upon completion of the actual tax returns. Any material differences will be reflected in subsequent financial statements.

The Company is subject to federal and applicable state income taxes. For the period ended December 31, 2024, the Company was required to file an income tax return; however, the return has not yet been filed. Management intends to comply with all applicable tax filing requirements and is in the process of preparing the necessary filings.

No provision for income taxes has been recorded in the accompanying financial statements, as management has not yet completed the determination of any income tax liability for the period. Any penalties or interest that may arise from the late filing will be recognized when assessed or estimable.

Management has evaluated the Company's tax positions in accordance with ASC 740, *Income Taxes*, and has concluded that there are no uncertain tax positions requiring recognition or disclosure as of December 31, 2024.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year ended December 31st, 2024, the Company had outstanding accounts payable in the amount of $111,122. These include Company operating expenses paid by Charles Kubiak for reimbursement and loans from Company shareholders - Adrian Deasy and Kubiak Holdings, LLC, with each principal amount of $50,000 renewable annually with a variable interest rate.

Automated Coffee Shop, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees except for operating leases shown below.

Lease Name	Asset Type	Start Date	End Date	Term	Discount %	Classification
WESTWOOD	Land	04/01/2023	03/31/2028	60	3.43%	Operating Lease
Woodgate RD LLC	Land	06/01/2024	08/31/2027	39	4.51%	Operating Lease

	Year Ending 2024	Year Ending 2023
Lease expense		
Finance lease expense		
Amortization of ROU assets	-	-
Interest on lease liabilities	-	-
Operating lease expense	61,287	20,429
Variable lease expense	-	-
Total	61,287	20,429
Other Information		
Operating cash flows from operating leases	46,683	16,974
ROU assets obtained in exchange for new operating lease liabilities	175,633	122,960
Weighted-average remaining lease term in years for finance leases	-	-
Weighted-average remaining lease term in years for operating leases	2.87	4.25
Weighted-average discount rate for finance leases	-	-
Weighted-average discount rate for operating leases	4.13%	3.43%

Maturity Analysis		Operating	Operating
	2024-12	-	26,225.40
	2025-12	88,998.40	27,012.12
	2026-12	91,668.32	27,822.48
	2027-12	72,063.92	28,657.20
	2028-12	7,379.22	7,379.22
Thereafter		-	-
Total undiscounted cash flows		260,110	117,096
Less: present value discount		(14,410)	(8,131)
Total lease liabilities		245,700	108,966

Automated Coffee Shop, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

NOTE 5 – LIABILITIES AND DEBT

Long-term Debts - The Company, in April 2021, entered into an equipment loan agreement with Wisconsin Bank and Trust with a principal loan amount of $53,398.32, payable in five (5) years with an interest rate of 4.250% per annum. Outstanding balance of the loan was $21,687 and $15,368 as of December 31, 2023, and 2024, respectively.

NOTE 6 – EQUITY

The total number of authorized shares for the Corporation as restated is 34,828,355. This consists of:

Common Stock: 24,164,816 shares ($0.00001 par value per share)
Preferred Stock: 10,663,539 shares ($0.00001 par value per share)

The Preferred Stock is further broken down into series:

Series Seed-1 Preferred Stock: 4,699,251 shares
Series Seed-2 Preferred Stock: 3,095,429 shares
Series Seed-3 Preferred Stock: 2,002,940 shares
Series Seed-4 Preferred Stock: 395,331 shares
Series Seed-5 Preferred Stock: 470,588 shares

Issued and Outstanding shares:

	Common Stock	Preferred Stock
As of December 31, 2023	9,800,000	-
As of December 31, 2024	9,800,000	9,488,715

Voting:
Common Stock Holders are entitled to one vote for each share of Common Stock held at all stockholder meetings (and written actions in lieu of meetings). No cumulative voting, unless required by law. The number of authorized shares of Common Stock can be increased or decreased (but not below outstanding shares) by the affirmative vote of holders representing a majority of all outstanding capital stock entitled to vote.

Preferred Stock Holders. On any matter presented to stockholders, each holder of outstanding Preferred Stock can cast a number of votes equal to the number of whole shares of Common Stock their Preferred Stock is convertible into as of the record date. Fractional votes are not permitted and are rounded to the nearest whole number (one-half rounded upward). Except as provided by law or the Restated Certificate, Preferred Stock holders vote together with Common Stock holders as a single class on an as-converted basis. Entitled to notice of any stockholder meeting in accordance with the Bylaws.

Dividends:
The Corporation will declare all dividends pro rata on the Common Stock and Preferred Stock on a pari passu basis, according to the number of Common Stock shares held by the stockholders. For this purpose, each Preferred Stock holder will be treated as holding the greatest whole number of Common Stock shares then issuable upon conversion of all Preferred Stock shares held by that holder.

Restrictions on Dividends:

As long as at least 25% of the initially issued Preferred Stock remains outstanding, the Corporation cannot declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock without the written consent or affirmative vote of the Requisite Holders (holders of at least a majority of outstanding Preferred Stock, voting as a single class on an as-converted basis).

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 9, 2025, the date these financial statements were available to be issued.

I, Adrian Deasy (Print Name), the CEO of Automated Coffee Shop, Inc, hereby certify that the financial statements of Automated Coffee Shop, Inc, and notes thereto for the periods ending Dec 31st 2022 (first Fiscal Year End of Review) and Dec 31st, 2023 (second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2023 the amounts reported on our tax returns were total income of $29,532; taxable income of $-221,522 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the ___10/11/25___ (Date of Execution).

_____ (Signature)

___Founder & CEO___ (Title)

___10/11/25___ (Date)

carta

Octane Coffee Detailed Cap Table

As of 10/14/2025 • Generated by Charles Kubiak (chuck@getoctanecoffee.com) at 10/14/2025 12:39:14 PDT • Date format: MM/DD/YYYY

Stakeholder ID	Name	Common (CS)	Series Seed-1 Preferred (SS1PS)	Series Seed-1 Preferred (SS1PS) 1:1 Conversion Ratio	Series Seed-2 Preferred (SS2PS)	Series Seed-2 Preferred (SS2PS) 1:1 Conversion Ratio	Series Seed-3 Preferred (SS3PS)	Series Seed-3 Preferred (SS3PS) 1:1 Conversion Ratio	Series Seed-4 Preferred (SS4PS)	Series Seed-4 Preferred (SS4PS) 1:1 Conversion Ratio	Series Seed-5 Preferred (SS5PS)	Series Seed-5 Preferred (SS5PS) 1:1 Conversion Ratio	Options and RSU's Outstanding Under 2024 Equity Incentive Plan	Outstanding Shares	Fully Diluted Shares	Outstanding Ownership	Fully Diluted Ownership
96b8f39c8214548cf48c44885667	Adrian Deasy	7,500,000												7,500,000	7,500,000	37.682%	32.702%
b2964a9fb9e7e5d413e2d164792a	Aggregate Investments LLC		78,320	78,320										78,320	78,320	0.393%	0.341%
f869e3dc57ee8da2b6ff13b487641	Andrew Moore												235,218		235,218	0.000%	1.026%
501524a2110e3b2dd4cebb69a80	Anthony Ellingen												117,609		117,609	0.000%	0.513%
950bc8ce194359acbdb60a44a92	Automated Investment Group LLC		234,962	234,962										234,962	234,962	1.181%	1.024%
20401bde940321a98a6426af70a4	BeanMachine, LLC		93,984	93,984										93,984	93,984	0.472%	0.410%
4c2d690b4b251ff4a6c22d843548	Ben Spader		162,907	162,907										162,907	162,907	0.818%	0.710%
7618404e94c1c1aeb860292ebc54	Caffeinated, LLC		156,641	156,641										156,641	156,641	0.787%	0.683%
bb1c530753e2ee68f64da1000d61	Charles Kubiak												752,906		752,906	0.000%	3.283%
198663c07d03eeec2227a1e0126	Dan Sievers		59,523	59,523										59,523	59,523	0.299%	0.260%
c7add8c265b6ae1d1549d4c8208	Daniel Voell	1,500,000					70,588	70,588						1,570,588	1,570,588	7.891%	6.848%
cafc7f0b5978fb520795cf32c4db0	David Raschke								395,331	395,331			752,906	395,331	1,148,237	1.986%	5.007%
594586845cf31fa106f9c3b89cd1c	Devin Wingate												235,294		235,294	0.000%	1.026%
4482a2b65ece104e1e53955d420	DX3 Octane Florida Group LLC		548,245	548,245										548,245	548,245	2.755%	2.390%
0ed6a7210efa962ffa66969312f39	Eric Resch	150,000			282,380	282,380								432,380	432,380	2.172%	1.885%
e476ec20eb470eaa7d32b35f4d09	Greg Billetdeaux												117,609		117,609	0.000%	0.513%
5dea5ba758cbd6a988a191038a0	Javamation, LLC		156,641	156,641										156,641	156,641	0.787%	0.683%
d00934eec4142871afb8abb46dd	Josef Sovine		78,320	78,320										78,320	78,320	0.393%	0.341%
4a159805ab7924c68f4bdd8fb258	Justin Strickland	150,000												150,000	150,000	0.754%	0.654%
2186a921b6b1836f24562359e3b6	Kubiak Holdings, LLC				188,253	188,253	638,235	638,235						826,488	826,488	4.152%	3.604%
bab044d9095343414664991 2b78	Kubiak Investments, LLC										235,294	235,294		235,294	235,294	1.182%	1.026%
0d1d6ffe6fb8744188d667e78a85f	Leon Debbah		59,523	59,523										59,523	59,523	0.299%	0.260%
fb86352d429f595dccab8cf932f81	LI Holdings ES1, LLC		234,962	234,962	753,012	753,012	705,882	705,882						1,693,856	1,693,856	8.510%	7.386%
e80d4f4d22e9c3168cdb0476c0b2	Lucas Polodna												305,835		305,835	0.000%	1.334%
63d9438941e803f30adb07483085	Nate Waddell	27,449												27,449	27,449	0.138%	0.120%
ec47c15fe9aa1d0ac73f5c85b89b	Nevis Group, LLC	500,000												500,000	500,000	2.512%	2.180%
fa1b389946a7c9d187f7516b41c4	Octane Coffee Dec 2022, a Series of CGF2021 LLC						305,882	305,882						305,882	305,882	1.537%	1.334%
a626f6765633defbb1f70e23d1e51	Octane Investments LLC		78,320	78,320										78,320	78,320	0.393%	0.341%
5b1a0c01080f16fed47e6d0b9210	Peregrine Analytics, LLC										235,294	235,294		235,294	235,294	1.182%	1.026%
ed236a1be5dedff727969e3a699b	Robert J. and Amy M. Sladky Revocable Trust		78,320	78,320										78,320	78,320	0.393%	0.341%
4fa39be18800af704afb1c7d5e447	Ryan Carney		234,962	234,962										234,962	234,962	1.181%	1.024%
18d3ab702254b40d56a16146d5f5	S7R Holdings LLC		93,985	93,985										93,985	93,985	0.472%	0.410%
6f64213c909206483a02d666b4ad	Scott and Lauri Clope						282,353	282,353						282,353	282,353	1.419%	1.231%
27967cb33d3d3e0fc1a7035d8db	Tundra Angels Octane Coffee LLC				1,280,120	1,280,120								1,280,120	1,280,120	6.432%	5.582%
da5521a07a5e2edad83d1bc2981	Win Coffee LLC		1,762,218	1,762,218										1,762,218	1,762,218	8.854%	7.684%
36b246c1c7315c1b133fea7db57d	XX Investments, LLC				591,664	591,664								591,664	591,664	2.973%	2.580%
	Options and RSU's issued and outstanding												2,517,377				
	Shares available for issuance under the plan												513,533		513,533		2.239%
	Fully diluted shares	**9,827,449**		**4,111,833**		**3,095,429**		**2,002,940**		**395,331**		**470,588**	**3,030,910**		**22,934,480**		**100.000%**
	Fully diluted ownership	**42.850%**		**17.929%**		**13.497%**		**8.733%**		**1.724%**		**2.052%**	**13.216%**		**100.000%**		
	Total Shares outstanding	**9,827,449**	**4,111,833**		**3,095,429**		**2,002,940**		**395,331**		**470,588**			**19,903,570**		**100.000%**	
	Percentage outstanding	**49.375%**	**20.659%**		**15.552%**		**10.063%**		**1.986%**		**2.364%**			**100.000%**			
	Share Class Original Issue Price		**$0.639**	**$0.639**	**$0.1328**	**$0.1328**	**$0.2125**	**$0.2125**	**$0.2656**	**$0.2656**	**$0.425**	**$0.425**					

Automated Coffee Shop, Inc.
DBA Octane Coffee
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS



www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Automated Coffee Shop, Inc. Management

We have reviewed the accompanying financial statements of Automated Coffee Shop, Inc. (the Company) which comprise the balance sheets as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

RNB Capital LLC

Tamarac, FL
September 9, 2025

AUTOMATED COFFEE SHOP, INC.
BALANCE SHEET

AS OF DECEMBER 31,		2024	2023
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	648,667	46,149
Inventory		31,500	16,068
Other Current Assets		4,297	6,000
Total Current Assets		684,463	68,217
Non-Current Assets:			
Fixed Assets - net	$	635,153	300,422
ROU Asset - Operating Lease		229,764	107,633
Total Non-Current Assets		864,917	408,055
TOTAL ASSETS	$	1,549,381	476,272
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	62,910	7,670
Credit Card Payable		6,702	57
Payroll Liabilities		303	12,641
ST Lease Liability - Operating Lease		80,682	22,921
Shareholder loans payable		111,122	-
Other Current Liabilities		-	2,299
Total Current Liabilities	$	261,718	45,588
Non-Current Liabilities:			
Long-term Debts	$	15,368	21,687
LT Lease Liability - Operating Lease		165,018	86,045
Total Non-Current Liabilities	$	180,386	107,732
TOTAL LIABILITIES		442,103	153,320
EQUITY			
Common Stock	$	98	98
Preferred Stock		95	-
Additional Paid-In Capital		3,024,670	1,122,767
Accumulated Deficit		(1,917,585)	(799,913)
TOTAL EQUITY	$	1,107,277	322,952
TOTAL LIABILITIES AND EQUITY	$	1,549,381	476,272

See Accompanying Notes to these Unaudited Financial Statements

AUTOMATED COFFEE SHOP, INC.
STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31,		2024	2023
Revenues			
Sales	$	77,154	29,890
Cost of Goods Sold		(70,635)	(16,963)
Gross Profit	$	6,520	12,927
Operating Expenses			
General and Administrative Expense	$	167,729	49,332
Advertising and Marketing Expense		51,905	32,186
Payroll Expense		665,655	144,026
Professional Fee		55,504	47,462
Research and Development Expense		26,312	860
Depreciation Expense		79,230	132,715
Operating Lease Expense		61,287	20,429
Total Operating Expenses		1,107,621	427,009
Total Loss from Operations	$	(1,101,102)	(414,082)
Other Income (Expense)			
Other Expense	$	(7,050)	(2,268)
Interest Expense		(12,652)	(1,446)
Interest Income		3,131	-
Total Other Income (Expense)		(16,571)	(3,715)
Net Income (Loss)	$	(1,117,672)	(417,797)

See Accompanying Notes to these Unaudited Financial Statements

AUTOMATED COFFEE SHOP, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

| | Common Stock | | Preferred Stock | | | | Total |
	# of Shares	$ Amount	# of Shares	$ Amount	APIC	Retained Earnings (Deficit)	Shareholders' Equity
Beginning balance at 1/1/23	9,800,000	98	-	-	722,142	(380,827)	341,413
Issuance of Common Stock	-	-	-	-	-	-	-
Additional Paid-in Capital	-	-	-	-	400,625	-	400,625
Prior period adjustment	-	-	-	-	-	(1,289)	(1,289)
Net income (loss)	-	-	-	-	-	(417,797)	(417,797)
Ending balance at 12/31/23	9,800,000	98	-	-	1,122,767	(799,913)	322,952
Issuance of Preferred Stock	-	-	9,488,715	95	-	-	95
Additional Paid-in Capital	-	-	-	-	1,901,903	-	1,901,903
Net income (loss)	-	-	-	-	-	(1,117,672)	(1,117,672)
Ending balance at 12/31/24	9,800,000	98	9,488,715	95	3,024,670	(1,917,585)	1,107,277

See Accompanying Notes to these Unaudited Financial Statements

AUTOMATED COFFEE SHOP, INC.
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2024	2023
OPERATING ACTIVITIES			
Net Income (Loss)	$	(1,117,672)	(417,797)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Depreciation Expense		79,230	132,715
Inventory		(15,432)	(16,068)
Other Current Assets		1,703	-
ROU Asset - Operating Lease		(122,131)	(107,633)
Accounts Payable		55,240	7,670
Credit Card Payable		6,644	57
Payroll Liabilities		(12,338)	12,641
ST Lease Liability - Operating Lease		57,761	22,921
Other Current Liabilities		(2,299)	2,299
LT Lease Liability - Operating Lease		78,973	86,045
Prior period adjustment		-	(1,289)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		127,352	139,358
Net Cash used in Operating Activities	$	(990,321)	(278,439)
INVESTING ACTIVITIES			
Fixed Assets - net	$	(413,961)	(206,738)
Net Cash used in Investing Activities	$	(413,961)	(206,738)
FINANCING ACTIVITIES			
Shareholder loans payable	$	111,122	-
Long-term Debts		(6,319)	(11,892)
Preferred Stock		95	-
Additional Paid-In Capital		1,901,903	400,625
Net Cash provided by Financing Activities	$	2,006,800	388,733
Cash at the beginning of period		46,149	142,592
Net Cash increase (decrease) for period	$	602,518	(96,443)
Cash at end of period	$	648,667	46,149

Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for:		
Interest	12,652	1,446

Supplemental Disclosures of NonCash Investing and Financing Activities

No non-cash investing and financing activities

See Accompanying Notes to these Unaudited Financial Statements

Automated Coffee Shop, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Automated Coffee Shop, Inc. ("the Company") was formed as a Delaware Company on November 13, 2018. The Company plans to earn revenue as a fully automated Café, leveraging its Robotics, the Octane Management System (Platform as a Service) and of course Coffee & related drinks. The company is headquartered in Pewaukee, Wisconsin. The Company intends to expand nationally as Octane Coffee, a fully automated Café. The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses for the past three (3) years and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Automated Coffee Shop, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $648,667 and $46,149 in cash and cash equivalents as of December 31, 2024 and December 31, 2023, respectively.

Inventory

Inventory consisted primarily of raw materials. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. The Company's inventory cost was $31,500 and $16,068 as of December 31, 2024 and December 31, 2023, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used,

Automated Coffee Shop, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	2024	2023
Construction in Progress	-	257,960	4,640
Equipment	3-10	615,794	455,152
Leasehold Improvements	3-10	111,128	111,128
Less Accumulated Depreciation		(349,730)	(270,499)
Totals		**635,153**	**300,422**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling coffee beverages and food as a fully automated Café, leveraging its Robotics. The Company also has plans to generate revenues from franchise sales. The Company's payments are generally collected at the time of service or initiation of services. The Company's primary performance obligation is the satisfactory service and quick delivery of goods to customers. Revenue is recognized at the time of sale.

General and Administrative

General and administrative expenses consist of various operational costs essential for business management and administration primarily consisting of rent for facilities, insurance, office expenses, licenses and fees,utilities, travel including air travel and lodging and other miscellaneous expenses.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

Payroll Expense

Payroll expense consists of payroll and related expenses for employees and independent contractors.

Professional Fees

Professional fees are expenses incurred for various professional services essential for business operations. These include fees for engineering, product design, finance, accounting, legal services, as well as management consulting and strategy.

Research and Development

The Company engages in ongoing research and development to improve beverage formulations, roasting profiles, packaging, store equipment, and automation technologies (including robotics and proprietary software used in café operations and production). In accordance with ASC 730, R&D costs are expensed as incurred and presented within Operating expenses. Materials, prototype equipment, pilot runs, testing, quality trials, barista workflow studies, and third-party development services are included in R&D expenses.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

Significant Components of Deferred Tax Assets and Liabilities
As of December 31, 2024 and December 31, 2023, significant components of the Company's deferred tax assets and liabilities were as follows:

Significant Components of Deferred Tax Assets and Liabilities

	2024	2023
Net Operating Loss Carryforwards	-	179,865
Accrued Expenses	-	-
Depreciation (difference in methods/timing)	-	-
Other Temporary Differences	-	-
Gross Deferred Tax Asset	**-**	**179,865**
Less: Valuation Allowance	-	(179,865)
Net Deferred Tax Asset (Liability)	**-**	**-**

The Company has recorded a full valuation allowance against its deferred tax assets due to cumulative operating losses and absence of objectively verifiable evidence that the assets will be realized.

Net Operating Loss Carryforwards
As of December 31, 2024 and December 31, 2023, the Company had federal and state net operating loss carryforwards of approximately $603,575. Federal NOLs arising after December 31, 2017, generally do not expire but are subject to an 80% taxable income limitation. Utilization of these losses may be subject to annual limitations under Section 382 of the Internal Revenue Code.

Components of Income Tax Expense (Benefit)

During 2024 and 2023, the Company paid no income taxes to federal or state jurisdictions.

Automated Coffee Shop, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

Component	2024	2023
Current tax expense	-	-
Deferred tax expense (benefit)	-	179,865
Valuation Allowance	-	(179,865)
Net Deferred Tax Asset (Liability)	**-**	**-**

Income Taxes Paid

	2024	2023
Federal	-	-
State	-	-
Foreign	-	-
Net Deferred Tax Asset (Liability)	**-**	**-**

Rate Reconciliation

The reconciliation of the U.S. federal statutory tax rate to the Company's effective tax rate is as follows:

	2024		2023	
	Amount ($)	% of Pretax Income (Loss)	Amount ($)	% of Pretax Income (Loss)
Income tax benefit at U.S. Statutory Rate (21%)	(221,239)	21.00%	(78,024)	21.00%
State taxes, net of federal benefit	-	0.00%	-	0.00%
Permanent differences	-	0.00%	-	0.00%
Change in Valuation Allowance	-	0.00%	-	0.00%
Other	-	0.00%	-	0.00%
Total Income Tax Expense (benefit)	**(221,239)**	**21.00%**	**(78,024)**	**21.00%**

Explanation of Significant Reconciling Items:
The Company's income tax benefit at the federal statutory rate is offset by a corresponding increase in the valuation allowance. Management determined that, due to continuing losses and lack of objectively verifiable positive evidence, the deferred tax asset is not realizable.

Unrecognized Tax Benefits:
The Company had no material uncertain tax positions as of December 31, 2024 and December 31, 2023. Income tax returns for years ending 2022 through 2026 remain open to examination by federal and state tax authorities.

Automated Coffee Shop, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

Key highlights for ASU 2023-09 compliance:
Expanded rate reconciliation in both dollar and percent format with standardized line items.

Tabular disclosure of income taxes paid by jurisdiction.

Enhanced explanations for valuation allowances and material reconciling items.

Continuing all traditional ASC 740 requirements for components of deferred taxes, NOLs, and uncertain tax positions.

The Company has not yet filed its federal and state income tax returns for the year ended December 31, 2024. The amounts presented for income taxes, including deferred tax assets and liabilities, are based on management's estimates as of year-end and are subject to change upon completion of the actual tax returns. Any material differences will be reflected in subsequent financial statements.

The Company is subject to federal and applicable state income taxes. For the period ended December 31, 2024, the Company was required to file an income tax return; however, the return has not yet been filed. Management intends to comply with all applicable tax filing requirements and is in the process of preparing the necessary filings.

No provision for income taxes has been recorded in the accompanying financial statements, as management has not yet completed the determination of any income tax liability for the period. Any penalties or interest that may arise from the late filing will be recognized when assessed or estimable.

Management has evaluated the Company's tax positions in accordance with ASC 740, *Income Taxes*, and has concluded that there are no uncertain tax positions requiring recognition or disclosure as of December 31, 2024.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year ended December 31st, 2024, the Company had outstanding accounts payable in the amount of $111,122. These include Company operating expenses paid by Charles Kubiak for reimbursement and loans from Company shareholders - Adrian Deasy and Kubiak Holdings, LLC, with each principal amount of $50,000 renewable annually with a variable interest rate.

Automated Coffee Shop, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees except for operating leases shown below.

Lease Name	Asset Type	Start Date	End Date	Term	Discount %	Classification
WESTWOOD	Land	04/01/2023	03/31/2028	60	3.43%	Operating Lease
Woodgate RD LLC	Land	06/01/2024	08/31/2027	39	4.51%	Operating Lease

	Year Ending 2024	Year Ending 2023
Lease expense		
Finance lease expense		
Amortization of ROU assets	-	-
Interest on lease liabilities	-	-
Operating lease expense	61,287	20,429
Variable lease expense	-	-
Total	61,287	20,429
Other Information		
Operating cash flows from operating leases	46,683	16,974
ROU assets obtained in exchange for new operating lease liabilities	175,633	122,960
Weighted-average remaining lease term in years for finance leases	-	-
Weighted-average remaining lease term in years for operating leases	2.87	4.25
Weighted-average discount rate for finance leases	-	-
Weighted-average discount rate for operating leases	4.13%	3.43%

Maturity Analysis		Operating	Operating
	2024-12	-	26,225.40
	2025-12	88,998.40	27,012.12
	2026-12	91,668.32	27,822.48
	2027-12	72,063.92	28,657.20
	2028-12	7,379.22	7,379.22
Thereafter		-	-
Total undiscounted cash flows		260,110	117,096
Less: present value discount		(14,410)	(8,131)
Total lease liabilities		245,700	108,966

Automated Coffee Shop, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

NOTE 5 – LIABILITIES AND DEBT

Long-term Debts - The Company, in April 2021, entered into an equipment loan agreement with Wisconsin Bank and Trust with a principal loan amount of $53,398.32, payable in five (5) years with an interest rate of 4.250% per annum. Outstanding balance of the loan was $21,687 and $15,368 as of December 31, 2023, and 2024, respectively.

NOTE 6 – EQUITY

The total number of authorized shares for the Corporation as restated is 34,828,355. This consists of:

Common Stock: 24,164,816 shares ($0.00001 par value per share)
Preferred Stock: 10,663,539 shares ($0.00001 par value per share)

The Preferred Stock is further broken down into series:

Series Seed-1 Preferred Stock: 4,699,251 shares
Series Seed-2 Preferred Stock: 3,095,429 shares
Series Seed-3 Preferred Stock: 2,002,940 shares
Series Seed-4 Preferred Stock: 395,331 shares
Series Seed-5 Preferred Stock: 470,588 shares

Issued and Outstanding shares:

	Common Stock	Preferred Stock
As of December 31, 2023	9,800,000	-
As of December 31, 2024	9,800,000	9,488,715

Voting:
Common Stock Holders are entitled to one vote for each share of Common Stock held at all stockholder meetings (and written actions in lieu of meetings). No cumulative voting, unless required by law. The number of authorized shares of Common Stock can be increased or decreased (but not below outstanding shares) by the affirmative vote of holders representing a majority of all outstanding capital stock entitled to vote.

Preferred Stock Holders. On any matter presented to stockholders, each holder of outstanding Preferred Stock can cast a number of votes equal to the number of whole shares of Common Stock their Preferred Stock is convertible into as of the record date. Fractional votes are not permitted and are rounded to the nearest whole number (one-half rounded upward). Except as provided by law or the Restated Certificate, Preferred Stock holders vote together with Common Stock holders as a single class on an as-converted basis. Entitled to notice of any stockholder meeting in accordance with the Bylaws.

Dividends:
The Corporation will declare all dividends pro rata on the Common Stock and Preferred Stock on a pari passu basis, according to the number of Common Stock shares held by the stockholders. For this purpose, each Preferred Stock holder will be treated as holding the greatest whole number of Common Stock shares then issuable upon conversion of all Preferred Stock shares held by that holder.

Automated Coffee Shop, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

Restrictions on Dividends:

As long as at least 25% of the initially issued Preferred Stock remains outstanding, the Corporation cannot declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock without the written consent or affirmative vote of the Requisite Holders (holders of at least a majority of outstanding Preferred Stock, voting as a single class on an as-converted basis).

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 9, 2025, the date these financial statements were available to be issued.

CERTIFICATION

 I, Charles Robert Kubiak , Principal Executive Officer of Automated Coffee Shop, Inc, hereby certify that the financial statements of Automated Coffee Shop, Inc included in this Report are true and complete in all material respects.

Charles Robert Kubiak

COO and principal accounting officer